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                                                                  Exhibit 8.6(b)

                        ADMINISTRATIVE SERVICES AGREEMENT

     FEDERAL KEMPER LIFE ASSURANCE COMPANY ("INSURER") and INVESCO FUNDS GROUP, INC. ("INVESCO") (collectively, the "Parties") mutually agree to the arrangements set forth in this Administrative Services Agreement (the
"Agreement"), dated as of           , 2003.
                          ----------

     WHEREAS, INVESCO is the investment adviser to INVESCO Variable Investment Funds (the "Fund"); and

     WHEREAS, INVESCO has entered into an Administrative Services Agreement, dated February 28, 1997, as amended July 6, 1998, with the Fund (the "Master Agreement") pursuant to which it has agreed to provide, or arrange to provide, certain administrative services, including such services as may be requested by the Fund's Board of Directors from time to time; and

     WHEREAS, INSURER issues variable life insurance policies and/or variable annuity contracts (collectively, the "Contracts"); and

     WHEREAS, INSURER has entered into a participation agreement, dated
                                                                        --------
(the "Participation Agreement") with the Fund, pursuant to which the Fund has agreed to make shares of certain of its portfolios ("Portfolios") available for purchase by one or more of INSURER's separate accounts or divisions thereof (each, a "Separate Account"), in connection with the allocation by Contract owners of purchase payments to corresponding investment options offered under the Contracts; and

     WHEREAS, INSURER and INVESCO expect that the Fund, and its Portfolios, can derive substantial savings in administrative expenses by virtue of having one or more Separate Accounts of INSURER each as a single shareholder of record of Portfolio shares, rather than having numerous public shareholders of such shares; and

     WHEREAS, INSURER and INVESCO expect that the Fund, and its Portfolios, can derive such substantial savings because INSURER performs the administrative services listed on Schedule A hereto for the Fund in connection with the Contracts issued by INSURER; and

     WHEREAS, INSURER has no contractual or other legal obligation to perform such administrative services, other than pursuant to this Agreement and the Participation Agreement; and

     WHEREAS, INSURER desires to be compensated for providing such administrative services; and

     WHEREAS, INVESCO desires that the Fund benefit from the lower administrative expenses resulting from the administrative services performed by INSURER; and

     WHEREAS, INVESCO desires to retain the administrative services of INSURER and to

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compensate INSURER for providing such administrative services;

     NOW, THEREFORE, the Parties agree as follows:

               Section 1. Administrative Services; Payments Therefor.

     (a) INSURER shall provide the administrative services set out in Schedule A hereto and made a part hereof, as the same may be amended from time to time. For such services, INVESCO agrees to pay to INSURER a quarterly fee ("Quarterly Fee") equal to a percentage of the average daily net assets of the Fund attributable to the Contracts issued by INSURER ("INSURER Fund Assets") at the following annual rates:

          (i) With respect to the Zurich Kemper LifeInvestor, Scudder Destinations Life, and the Scudder Destinations Contracts, the following shall apply:

               INVESCO shall pay to INSURER a Quarterly Fee equal to 0.30% of the average daily net assets invested in each Portfolio and attributable to such Contracts offered by INSURER. The payment of the Quarterly Fee shall commence on the date first indicated above.

          (ii) With respect to the Scudder ZS4 Contract, the following shall apply:

               INVESCO shall pay to INSURER a Quarterly Fee equal to a percentage of the average daily net assets attributable to the Scudder ZS4 Contract offered by INSURER and invested in the INVESCO VIF Utilities Fund, at the following rate:

                 INSURER FUND     QUARTERLY FEE
                    ASSETS         ANNUAL RATE
               ----------------   -------------
               $0-25 Million          0.30%
               $25-50 Million         0.35%
               $50-100 Million        0.40%
               $100-150 Million       0.45%
               $150 + Million         0.50%

     (b) INVESCO shall calculate the Quarterly Fee at the end of each calendar quarter and will make such payment to INSURER, without demand or notice by INSURER, within 30 days thereafter, in a manner mutually agreed upon by the Parties from time to time.

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     (c) From time to time, the Parties shall review the Quarterly Fee to determine whether it exceeds or is reasonably expected to exceed the incurred and anticipated costs, over time, of INSURER. The Parties agree to negotiate in good faith a reduction to the Quarterly Fee as necessary to eliminate any such excess or as necessary to reflect a reduction in the fee paid by the Fund to INVESCO pursuant to the Master Agreement.

               Section 2. Nature of Payments.

     The Parties to this Agreement recognize and agree that INVESCO's payments hereunder are for administrative services only and do not constitute payment in any manner for investment advisory services or for costs of distribution of Contracts or of Portfolio shares, and are not otherwise related to investment advisory or distribution services or expenses. INSURER represents and warrants that the fees to be paid by INVESCO for services to be rendered by INSURER pursuant to the terms of this Agreement are to compensate the INSURER for providing administrative services to the Fund, and are not designed to reimburse or compensate INSURER for providing administrative services with respect to the Contracts or any Separate Account.

               Section 3. Term and Termination.

     Any Party may terminate this Agreement, without penalty, on 60 days written notice to the other Party. Unless so terminated, this Agreement shall continue in effect for so long as INVESCO or its successor(s) in interest, or any affiliate thereof, continues to perform in a similar capacity for the Fund, and for so long as INSURER provides the services contemplated hereunder with respect to Contracts under which values r monies are allocated to a Portfolio.

               Section 4. Amendment.

     This Agreement may be amended upon mutual agreement of the Parties in writing.

               Section 5. Notices.

     All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered to:

          Federal Kemper Life Assurance Company
          Street address
          City, State Zip
          Facsimile: (___)
          Attention: name.

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          INVESCO Funds Group, Inc.
          11 Greenway Plaza, Suite 100
          Houston, Texas 77046
          Facsimile: (713) 993-9185
          Attention: Jim Coppedge, Esquire

               Section 6. Miscellaneous.

     (a) Successors and Assigns. This Agreement shall be binding upon the Parties and their transferees, successors and assigns. The benefits of and the right to enforce this Agreement shall accrue to the Parties and their transferees, successors and assigns.

     (b) Assignment. Neither this Agreement nor any of the rights, obligations or liabilities of any Party hereto shall be assigned without the written consent of the other Party.

     (c) Intended Beneficiaries. Nothing in this Agreement shall be construed to give any person or entity other than the Parties, as well as the Fund, any legal or equitable claim, right or remedy. Rather, this Agreement is intended to be for the sole and exclusive benefit of the Parties, as well as the Fund.

     (d) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument.

     (e) Applicable Law. This Agreement shall be interpreted, construed, and enforced in accordance with the laws of the State of Delaware without reference to the conflict of law principles thereof.

     (f) Severability. If any portion of this Agreement shall be found to be invalid or unenforceable by a court or tribunal or regulatory agency of competent jurisdiction, the remainder shall not be affected thereby, but shall have the same force and effect as if the invalid or unenforceable portion had not been inserted.

     IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date of first above written.

INVESCO Funds Group, Inc.                  Federal Kemper Life Assurance Company


By:                                        By:
    ------------------------------------       ---------------------------------
Name: Ronald L. Grooms                     Name:
                                                 -------------------------------
Title: Senior Vice President & Treasurer   Title:
                                                  ------------------------------

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                                   SCHEDULE A
                           ADMINISTRATIVE SERVICES FOR
                        INVESCO VARIABLE INSURANCE FUNDS

     INSURER shall provide certain administrative services respecting the operations of the Fund, as set forth below. This Schedule, which may be amended from time to time as mutually agreed upon by INSURER and INVESCO, constitutes an integral part of the Agreement to which it is attached. Capitalized terms used herein shall, unless otherwise noted, have the same meaning as the defined terms in the Agreement to which this Schedule relates.

A.   Records of Portfolio Share Transactions; Miscellaneous Records

     1. INSURER shall maintain master accounts with the Fund, on behalf of each Portfolio, which accounts shall bear the name of INSURER as the record owner of Portfolio shares on behalf of each Separate Account investing in the Portfolio.

     2. INSURER shall maintain a daily journal setting out the number of shares of each Portfolio purchased, redeemed or exchanged by Contract owners each day, as well as the net purchase or redemption orders for Portfolio shares submitted each day, to assist INVESCO, the Fund and/or the Fund's transfer agent in tracking and recording Portfolio share transactions, and to facilitate the computation of each Portfolio's net asset value per share. INSURER shall promptly provide INVESCO, the Fund, and the Fund's transfer agent with a copy of such journal entries or information appearing thereon in such format as may be reasonably requested from time to time. INSURER shall provide such other assistance to INVESCO, the Fund, and the Fund's transfer agent as may be necessary to cause various Portfolio share transactions effected by Contract owners to be properly reflected on the books and records of the Fund.

     3. In addition to the foregoing records, and without limitation, INSURER shall maintain and preserve all records as required by law to be maintained and preserved in connection with providing administrative services hereunder.

B.   Order Placement and Payment

     1. INSURER shall determine the net amount to be transmitted to the Separate Accounts as a result of redemptions of each Portfolio's shares based on Contract owner redemption requests and shall disburse or credit to the Separate Accounts all proceeds of redemptions of Portfolio shares. INSURER shall notify the Fund of the cash required to meet redemption payments.

     2. INSURER shall determine the net amount to be transmitted to the Fund as a result of purchases of Portfolio shares based on Contract owner purchase payments and transfers allocated to the Separate Accounts investing in each Portfolio. INSURER shall transmit net purchase payments to the Fund's custodian.

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C.   Accounting Services

     INSURER shall perform miscellaneous accounting services as may be reasonably requested from time to time by INVESCO, which services shall relate to the business contemplated by the Participation Agreement between INSURER and the Fund, as amended from time to time. Such services shall include, without limitation, periodic reconciliation and balancing of INSURER's books and records with those of the Fund with respect to such matters as cash accounts, Portfolio share purchase and redemption orders placed with the Fund, dividend and distribution payments by the Fund, and such other accounting matters that may arise from time to time in connection with the operations of the Fund as related to the business contemplated by the Participation Agreement.

D.   Reports

     INSURER acknowledges that INVESCO may, from time to time, be called upon by the Fund's Board of Trustees (the "Board"), to provide various types of information pertaining to the operations of the Fund and related matters, and that INVESCO also may, from time to time, decide to provide such information to the Board in its own discretion. Accordingly, INSURER agrees to provide INVESCO with such assistance as INVESCO may reasonably request so that INVESCO can report such information to the Fund's Board in a timely manner. INSURER acknowledges that such information and assistance shall be in addition to the information and assistance required of INSURER pursuant to the Fund's mixed and shared funding SEC exemptive order, described in the Participation Agreement.

     INSURER further agrees to provide INVESCO with such assistance as INVESCO may reasonably request with respect to the preparation and submission of reports and other documents pertaining to the Fund to appropriate regulatory bodies and third party reporting services.

E.   Fund-related Contract Owner Services

     INSURER agrees to print and distribute, in a timely manner, prospectuses, statements of additional information, supplements thereto, periodic reports and any other materials of the Fund required by law or otherwise to be given to its shareholders, including, without limitation, Contract owners investing in Portfolio shares, provided, that with respect to proxy materials, INSURER shall bear the expenses associated with (i) text composition, printing, mailing, distributing, and tabulating proxy materials, including voting instruction solicitation materials, sent to policy owners with respect to proxy solicitations related to the Account or related to matters requested by INSURER and agreed to by the Fund, (ii) making typesetting and other customization changes to Fund proxy materials, which changes are requested by INSURER and agreed to by the Fund, and (iii) mailing and distributing Fund proxy materials. INSURER further agrees to provide telephonic support for Contract owners, including, without limitation, advice with respect to inquiries about the Fund and each Portfolio thereof (not including information about performance or related to sales), communicating with Contract owners about Fund (and Separate Account) performance, and assisting with proxy solicitations, specifically with respect to soliciting voting instructions from Contract owners.

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F.   Miscellaneous Services

     INSURER shall provide such other administrative support to the Fund as mutually agreed between INSURER and INVESCO or the Fund from time to time. INSURER shall, from time to time, relieve the Fund of other usual or incidental administration services of the type ordinarily borne by mutual funds that offer shares to individual members of the general public.

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